Fort Wayne Market Update

Eric Ottinger

Senior Vice President















Retail Branch Expansion Timeline

Lake City Bank
24HourTeller

Dupont – June 1999

Lake City Bank
24HourTeller

Illinois Road – October 2000

Maysville Road – September 2001

Indiana Capital 2003

West Jefferson – August 2007

Lake City Bank

Fort Wayne Statistics

Then (June 1999)	Now (April 2010)
1 Branch ➢ Dupont (1999)	**4 Branches** ➢ Dupont (June 1999) ➢ Illinois Road (October 2000) ➢ Maysville Rd (September 2001) ➢ West Jefferson (August 2007)
3 Departments & 4 Bank Officers ➢ Retail/1 officer ➢ Commercial/2 officers ➢ Mortgage/1 officer	**7 Departments & 24 Bank Officers** ➢ Retail/5 officers ➢ Commercial/8 officers ➢ Mortgage/1 officer ➢ Brokerage/1 officer ➢ Wealth Advisory Group/7 officers ➢ Private Banking/1 officer ➢ Corporate & Institutional/1 officer
8 Total Employees	**46 Total Employees**
0 Demand & 0 Time Deposit Accounts	**4,400 Demand & 1,860 Time Deposit Accounts**
$0 deposits per branch	**$55 million deposits per branch (2nd highest average in Allen County)**
<5 Commercial Loan Customers	**608 Commercial Loan Customers**

Lake City Bank

Then and Now . . . . . Deposits



Greater Fort Wayne Business Weekly: We're #1!

Banking & Finance
InFocus

November 6-12, 2009   GREATER FORT WAYNE Business Weekly   www.fwbusiness.com   9

Steady growth leads Lake City Bank to No. 1

It has the largest market share by deposits in BW's coverage area, according to FDIC data

Lake City Bank

Wealth Advisory Group



Then and Now . . . . . Commercial Loans



Lake City Bank

Medical



Cohen & Associates



ONE



Dupont Veterinary Clinic

Manufacturing



Gladieux Trading and Marketing Co., LP

Wholesale & Service



Classic Products Corporation



Current Mechanical, Inc.

Retail



Rustic Hutch



Shindigz

Lake City Bank

Keys to Success

Core Values

- Honesty
- **Customer Service**
- Profitability
- Community Service

- Professional Development
- Stewardship
- Independence

- Dedicated Staff

- Experienced Team

- Full services delivered local

Lake City Bank

Keys to Success

- Honesty
- Customer Service
- Profitability
- **Community Service**

- Professional Development
- **Stewardship**
- Independence

- Board Involvement

- Community Involvement

- Community Reinvestment Act focus

Lake City Bank

Keys to Success

Core Values

- Honesty
- Customer Service
- Profitability
- Community Service

- **Professional Development**
- Stewardship
- Independence

Internal:

- Lake City University

External:

- Risk Management Association (RMA)
- Indiana Bankers Association (IBA)
- American Bankers Association (ABA)

Lake City Bank

Success Factor Summary

- **Support and direction provided by Board of Directors**

- **Presence and leadership of Senior Management**

- **Ability to attract and retain experienced bankers**

- **Great product and service offerings**

- **Strong alliance with centers of influence**

- **Quality and diversification of client base**

Lake City Bank

Thank you for

your support!



Lakeland Financial Corporation | Lake City Bank

"Our business model is more relevant than ever."

Annual Report

2009